Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

December 21, 2020

VIA EDGAR TRANSMISSION

Mr. Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 32 to the Trust’s Registration Statement on Form N-1A (the     “Amendment”)
File Nos. 333-227298, 811-23377

Dear Mr. Be:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on December 2, 2020 with respect to the Amendment and the Trust’s series, Euclid Capital Growth ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Prospectus
1.Please provide a completed Fees and Expenses table as well as the completed Expense Example for the Fund prior to effectiveness.
Response: The Fund’s completed fee table and expense example are as shown in the attached Appendix A.
2.Explain how Other Expenses were estimated and how it was determined the estimate is reasonable.
Response: The Trust responds by noting that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The sample portfolio holdings were evaluated to determine the amount of any potential acquired fund fees and expenses (“AFFE”), as well as the potential for additional fees from investments. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.
3.In Principal Investment Strategies, consider using more appropriate terms than “low-risk environment” and “higher-risk environment.” In the alternative, explain what the Adviser means by such terms.
Response: The Trust responds by adding the following disclosure to the Principal Investment Strategies section:
“On an ongoing basis, the Sub-Adviser assesses the level and direction of systemic or market risk by reviewing selected market breadth indicators and the relative performance strength of economic sectors and asset classes versus the S&P 500 Index. A “low-risk environment,” or a “bull” market, is one in which the Sub-Adviser perceives systemic market risk to be low or decreasing. A “higher-risk environment,” or a “bear” market, is one in which the Sub-Adviser perceives systemic market risk to be elevated or increasing. The Sub-Adviser seeks to identify and invest in Underlying ETFs outperforming the S&P 500 Index in any market environment.”
4.The Staff notes that investing in other ETFs is a principal strategy, advise why acquired fund fees and expenses (“AFFE”) is not presented in the Fees and Expenses Table.
Response: The fee table and expense example have been revised to include AFFE. Please see Comment 1.

5.The Staff notes that the Principal Investment Strategies references master limited partnerships (“MLPs”). Provide a brief explanation of MLPs.
Response: The Trust responds by revising the disclosure in the Principal Investment Strategies section to indicate that master limited partnerships (“MLPs”) are publicly traded limited partnerships with investments often focused in the natural resources or real estate sectors. The Fund may be indirectly exposed to MLPs through investments in Underlying ETFs comprised of multiple MLPs but will not invest in MLPs directly.
6.The Staff notes the Principal Investment Strategies section states the Sub-Adviser “. . . conducts strategic and tactical analysis of each sector and style. . .” Please explain in more detail what this is describing, e.g., does the Adviser use such analysis to identify candidate ETFs. In addition, please discuss considerations in determining trends.
Response: The Trust responds by explaining that, as systemic market risk increases, the Sub-Adviser will decrease the Fund’s exposure to Underlying ETFs invested in equity securities and increase the Fund’s exposure to Underlying ETFs invested in traditionally defensive and non-correlated asset classes such as fixed income, cash or cash equivalents. Conversely, as systemic market risk decreases, the Sub-Adviser will increase the Fund’s exposure to Underlying ETFs invested in equity securities and decrease the Fund’s exposure to Underlying ETFs invested in traditionally defensive and non-correlated asset classes.
The Sub-Adviser examines the trends of style, sector and asset class ETFs in the ETF Universe in multiple time frames, from long to short, and the relative performance strength of each ETF in the ETF Universe versus the S&P 500 Index. These analyses guide the Sub-Adviser’s selection of portfolio investments from the ETF Universe.
The Trust has revised the third paragraph of the Principal Investment Strategies section as follows:
“With respect to the Fund’s equity exposure, the Sub-Adviser conducts strategic and tactical analysis of each sector, style, and asset class of candidate ETFs in the ETF Universe to identify which sectors, styles, and asset classes demonstrate the best performance relative to the S&P 500 Index and, for sectors, to determine the extent each such sector should be weighted by the Fund relative to the weight of each such sector in the S&P 500 Index (i.e., to overweight, remain neutral, or underweight relative to the S&P 500 Index). The Sub-Adviser rates and ranks each candidate ETF and selects the best candidate ETF(s) to utilize as Underlying ETFs in the Fund to achieve the Fund’s investment objective.”
7.The above referenced Sub-Adviser sentence goes on to state “. . . for sectors, to determine the extent such sector should be weighted.” Please explain the extent of weightings, such as if the weighting is all or nothing or will the weighting invest in a certain number of different ETFs. If the later, provide the number. Provide an estimate of the number of ETFs the Sub-Adviser intends to invest in at any given time. Disclose if there are any caps applied and how they would relate to the concentration policy.
Response: The Trust responds by supplementally explaining that the Sub-Adviser evaluates candidate style, sector and asset class ETFs, which can result in a concentrated portfolio as many of the ETFs may have positions in the same underlying stocks. Based on the Sub-Adviser’s assessment of a given sector’s relative strength versus the S&P 500 Index, the Sub-Adviser will overweight or underweight the sector relative to its weight in the S&P 500 Index, and will then reduce or eliminate the underperforming sector and add weight to the better performing sector. The following disclosure has been added to the Principal Investment Strategies section: “The Sub-Adviser expects that the Fund will typically hold approximately 6‑12 Underlying ETFs.” The Sub-Adviser does not apply caps to equity exposure and fixed income exposure. The Trust confirms that the Fund does not intend to concentrate its investments in any industry or group of related industries.
8.Please consider re-ordering the principal risks in Item 4 and Item 9 of Form N-1A in order of importance rather than in alphabetical order. See Dalia Blass, Director, Division of Investment Management, Keynote Address - ICI Securities Law Developments Conference (Oct. 25, 2018). See also ADI 2019-08, “Improving Principal Risks Disclosure.”
Response: The Trust has reviewed the Fund’s Principal Investment Risk disclosures and confirms that it has tailored the risks appropriately to the Fund and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading.

9.Regarding Models and Data Risk, the principal investment strategy disclosure should list the models and data used by the Sub-Adviser to make investment decisions and construct the portfolio as a whole. With the addition of Models and Data Risk and no corresponding models and data in the strategy disclosure, it is unclear how the Sub-Adviser is decision making.
Response: The Trust responds by adding the following disclosure to the Principal Investment Strategies section:
“The Sub-Adviser’s evaluation of systemic market risk and relative strength of sectors and securities involves the use of a proprietary model that combines institutional portfolio management with computer-generated measurements and market indicators.”
10.In REIT Risk, consider briefly discussing that REITs have their own fees as do the Underlying ETFs and the Fund. Discuss the risk that by the Fund investing in Underlying ETFs that invest in REITs, there is a potential for three layers of fees.
Response: The Trust responds by adding the following sentence to the “REIT Risk” risk disclosure:
“In addition, REITs have their own expenses, and an Underlying ETF that invests in REITs will bear a proportionate share of those expenses, in addition to the expenses of the Underlying ETF.”
If you have any questions or require further information, please contact Kent Barnes at 414-765-6511 or kent.barnes@usbank.com.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

Appendix A
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.65%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1]	0.17%
Total Annual Fund Operating Expenses	0.82%

1 Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $84	3 Years: $262

A-1